Exhibit 99.1

Corporate Communications

CNH Industrial announces change to Board of Directors

London, September 28, 2020

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that Nelda J. Connors, an independent member of the board of directors of CNH Industrial N.V. (the “Board”) and member of its Audit Committee, has decided to step down with immediate effect.

“I have greatly enjoyed my tenure with CNH Industrial. It has become evident, however, that owing to multiple existing executive obligations, I did not feel I was able to dedicate sufficient time to appropriately follow my commitments to the Company’s board,” said Ms. Connors.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom